# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 12, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Alestra, S. de R.L. de C.V.

### File No. 1-31894 - CF#26869
_____

Alestra, S. de R.L. de C.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 29, 2011, amended.

Based on representations by Alestra, S. de R.L. de C.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 4.17 | through December 31, 2012 |
| Exhibit 4.18 | through May 13, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kathleen Krebs
Special Counsel